Filed by Mitel Networks Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2

under the Securities Exchange Act of 1934

Subject Company: Mavenir Systems, Inc.

(Commission File No. 001-36171)

Forward Looking Statements

Some of the statements in this communication are forward-looking statements (or forward-looking information) within the meaning of applicable U.S. and Canadian securities laws. These include statements using the words believe, target, outlook, may, will, should, could, estimate, continue, expect, intend, plan, predict, potential, project and anticipate, and similar statements which do not describe the present or provide information about the past. There is no guarantee that the expected events or expected results will actually occur. Such statements reflect the current views of management of Mitel and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, operational and other factors. Any changes in these assumptions or other factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to Mitel, or persons acting on its behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the integration of Mavenir and the ability to recognize the anticipated benefits from the acquisition of Mavenir; the ability to obtain required regulatory approvals for the exchange offer and merger, the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the expected benefits of the acquisition of Mavenir; the risk that the conditions to the exchange offer or merger are not satisfied on a timely basis or at all and the failure of the exchange offer or merger to close for any other reason; risks relating to the value of the Mitel common shares to be issued in connection with the exchange offer and merger; the anticipated size of the markets and continued demand for Mitel and Mavenir products and the impact of competitive products and pricing that could result from the announcement of the acquisition of Mavenir; access to available financing on a timely basis and on reasonable terms, including the refinancing of Mitel’s debt to fund the cash portion of the consideration in connection with the exchange offer and merger; Mitel’s ability to achieve or sustain profitability in the future since its acquisition of Aastra; fluctuations in quarterly and annual revenues and operating results; fluctuations in foreign exchange rates; current and ongoing global economic instability, political unrest and related sanctions; intense competition; reliance on channel partners for a significant component of sales; dependence upon a small number of outside contract manufacturers to manufacture products; and, Mitel’s ability to implement and achieve its business strategies successfully. Additional risks are described under the heading “Risk Factors” in Mitel’s Annual Report on Form 10-K for the year ended December 31, 2014, filed with the SEC on February 26, 2015, and in Mavenir’s Annual Report on Form 10-K for the year ended December 31, 2014 filed with the SEC on March 3, 2015. Forward-looking statements speak only as of the date they are made. Except as required by law, Mitel does not have any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

Additional Information

The exchange offer for the outstanding shares of Mavenir common stock referenced in this communication has not yet commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Mavenir common stock, nor is it a substitute for the registration statement and exchange offer materials that Mitel and its acquisition subsidiary will file with the SEC upon commencement of the exchange offer. At the time the offer is commenced, Mitel and its acquisition subsidiary will file exchange offer materials on Schedule TO and a registration statement with the SEC, and Mavenir will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. The exchange offer materials (including a Prospectus/Offer to Exchange, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of shares of Mavenir common stock are urged to read these documents when they become available because they will contain important information that holders of Mavenir common stock should consider before making any decision regarding tendering their shares. The Prospectus/Offer to Exchange, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Mavenir common stock at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov. Copies of these documents will also be made available free of charge on Mitel’s website at investor.Mitel.com or by contacting Mitel’s Investor Relations Department at 469-574-8134. Copies of the documents filed with the SEC by Mavenir will be available free of charge on Mavenir’s website at www.investor.mavenir.com or by contacting Mavenir’s Investor Relations Department at 469-916-4393x5080.

In addition to the Prospectus/Offer to Exchange, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Mitel and Mavenir file annual, quarterly and special reports and other information with the SEC. You may read and copy any reports or other information filed by Mitel or Mavenir at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Mitel’s and Mavenir’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Mitel announces definitive agreement to acquire Mavenir

Just days ago, we released our 2014 financial results, our first combined annual earnings update since merging with Aastra, highlighting our strong financials that are the direct result of the focus and talent of the entire global Mitel team. In the last 12 months, we have transformed our company into a growing, global, billion-dollar market leader. Our foundation is solid, our growth initiatives are delivering, our team is running at full speed, and we are seeing the results of the full scale and power of the new Mitel.

This morning we announced the next step in our ambitious plan to grow with a strategic announcement that we have entered into a definitive agreement to acquire Mavenir, a leading provider of software-based networking solutions for mobile carriers. This natural and transformational step into the adjacent mobile space positions Mitel to capitalize on the massive opportunities created by the introduction of IP mobile services.

In terms of market size, the acquisition expands Mitel’s addressable market by approximately $14B by 2018 and ideally positions our company to capitalize on increasing demand for 4G LTE services, which is growing at approximately 52% annually (CAGR). The combination of Mitel and Mavenir creates a powerful new value proposition for enterprises and mobile service providers, using a common IP technology layer as the foundation for convergence, growth and competitive differentiation.

In addition to the market opportunity, the acquisition also brings together two organizations that have uniquely strong, yet similar, technical orientations. The ability to develop advanced voice, virtualization, and cloud-based solutions is in the DNA of both Mitel and Mavenir. From a how-we-build-things perspective, this is a perfect match.

Both companies are leaders in voice and unified communications – one is an expert in enterprise communications, the other in mobility. Both are established technology leaders and innovators with proven records of anticipating customer needs and delivering reliable, scalable, and competitive solutions. Both have a strong history of successful acquisitions made for technology and market expansion.

I know that you will have many questions. These are early days and I am committed to sharing as much as I can throughout the integration process. We’ve answered some of those in an employee FAQ posted on the home page of Mitel World. In the meantime, it’s business as usual. I know I can count on you to maintain the focus that has powered our great 2014 results.

President and CEO

Important Information for Investors

The exchange offer for the outstanding shares of Mavenir common stock referenced in this message has not yet commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Mavenir common stock, nor is it a substitute for the registration statement and exchange offer materials that Mitel and its acquisition subsidiary will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the exchange offer. At the time the offer is commenced, Mitel and its acquisition subsidiary will file exchange offer materials on Schedule TO and a registration statement with the SEC, and Mavenir will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. The exchange offer materials (including a Prospectus/Offer to Exchange, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of shares of Mavenir common stock are urged to read these documents when they become available because they will contain important information that holders of Mavenir common stock should consider before making any decision regarding tendering their shares. The Prospectus/Offer to Exchange, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Mavenir common stock at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov. Copies of these documents will also be made available free of charge on Mitel’s website at investor.Mitel.com or by contacting Mitel’s Investor Relations Department at 469-

574-8134. Copies of the documents filed with the SEC by Mavenir will be available free of charge on Mavenir’s website at www.investor.mavenir.com or by contacting Mavenir’s Investor Relations Department at 469-916-4393x5080.

In addition to the Prospectus/Offer to Exchange, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Mitel and Mavenir file annual, quarterly and special reports and other information with the SEC. You may read and copy any reports or other information filed by Mitel or Mavenir at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Mitel’s and Mavenir’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Forward Looking Statements

Some of the statements in this message are forward-looking statements (or forward-looking information) within the meaning of applicable U.S. and Canadian securities laws. These include statements using the words believe, target, outlook, may, will, should, could, estimate, continue, expect, intend, plan, predict, potential, project and anticipate, and similar statements which do not describe the present or provide information about the past. There is no guarantee that the expected events or expected results will actually occur. Such statements reflect the current views of management of Mitel and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, operational and other factors. Any changes in these assumptions or other factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to Mitel, or persons acting on its behalf, and are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the integration of Mavenir and the ability to recognize the anticipated benefits from the acquisition of Mavenir; the ability to obtain required regulatory approvals for the exchange offer and merger, the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the expected benefits of the acquisition of Mavenir; the risk that the conditions to the exchange offer or merger are not satisfied on a timely basis or at all and the failure of the exchange offer or merger to close for any other reason; risks relating to the value of the Mitel common shares to be issued in connection with the exchange offer and merger; the anticipated size of the markets and continued demand for Mitel and Mavenir products and the impact of competitive products and pricing that could result from the announcement of the acquisition of Mavenir; access to available financing on a timely basis and on reasonable terms, including the refinancing of Mitel’s debt to fund the cash portion of the consideration in connection with the exchange offer and merger; Mitel’s ability to achieve or sustain profitability in the future since its acquisition of Aastra; fluctuations in quarterly and annual revenues and operating results; fluctuations in foreign exchange rates; current and ongoing global economic instability, political unrest and related sanctions; intense competition; reliance on channel partners for a significant component of sales; dependence upon a small number of outside contract manufacturers to manufacture products; and, Mitel’s ability to implement and achieve its business strategies successfully. Additional risks are described under the heading “Risk Factors” in Mitel’s Annual Report on Form 10-K for the year ended December 31, 2014, filed with the SEC on February 26, 2015, and in Mavenir’s Annual Report on Form 10-K for the year ended December 31, 2014 to be filed with the SEC. Forward-looking statements speak only as of the date they are made. Except as required by law, Mitel does not have any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

Mitel announces definitive agreement to acquire Mavenir

Employee FAQs

1. Who is Mavenir?

Mavenir Systems is a public company listed on the New York Stock Exchange (trading symbol MNVR). It is headquartered in Richardson, Texas, US. Mavenir delivers Internet protocol (IP)-based voice, video, rich communications, and enhanced solutions for mobile service providers.

•	Converged Voice and Video solutions to enable mobile services on an all IP-based core networks, such as Voice over LTE (VoLTE), Voice over Wi-Fi (VoWi-Fi), and WebRTC.

•	Enriched mobile messaging on Mavenir’s mOne Convergence Platform to allow mobile service providers to transition to IP messaging services delivered over multiple service domains and devices.

•	Virtualization to help mobile operators build and manage their move from a hardware-based deployment model to a software-based deployment model.

•	mOne software platform that leverages Network Functions Virtualization (NFV) and Software Defined Networks (SDN) technologies for deployments on cloud-based infrastructure.

2. Is this an acquisition or a merger?

This is an acquisition. Mitel has signed a definitive agreement to acquire Mavenir Systems through the purchase of its shares, subject to customary closing conditions.

3. Is the acquisition final?

Not yet. Closing is subject to the customary conditions and is expected to be completed sometime in the second quarter of this year.

4. Why is Mitel acquiring Mavenir?

Mitel has an ambitious growth strategy driven by both organic innovation and development and M&A expansion. Through this acquisition, Mitel adds a high-growth mobile business to the company, adding to our cloud and contact center growth areas. In addition, we gain expertise in next-generation mobile solutions, and a stronger position in:

•	IP, virtualized, cloud, and VoWi-Fi solutions

•	Driving the convergence of enterprise and mobility

•	Accessing a large and fast-growing market adjacency – mobile voice and data

•	VoLTE transition with leading telephony application servers

5. Will Mavenir’s company name change?

Upon closing of the transaction, Mavenir will become the mobile business division of Mitel, operating under the brand Mavenir. Pardeep Kohli will join Mitel in the role of President, Mavenir, reporting to Rich McBee.

6. Will Mitel rebrand or rename Mavenir’s products?

It’s too early in the process to discuss specifics with respect to product integration. Upon closing of this transaction in the second quarter, integration planning will begin. We will communicate any specific and important changes following the close of the transaction and when we are in a position to share further detail.

7. Does this change anything about my day-to-day work?

No. Between now and the close of the acquisition, it is very much business as usual, with both organizations operating independently. For now, nothing changes. We need all employees to continue to work diligently and professionally, and to focus on existing targets and KPIs. It is vitally important that we stay resolutely focused on driving our current business.

8. What are we telling existing Mitel channel partners and customers

Between now and the close of this acquisition, it’s important to carefully manage communication. Any questions relating to this announcement from partners or customers should be referred to:

Wendy Gibson, Americas

Duncan Miller or Andy Elliott, International

9. What does this acquisition mean for Mitel employees?

Until the closing in Q2, it’s very much business as usual. As with previous acquisitions, a small team of employees has been assigned to work through the due diligence process to close the deal. The rest of us will focus on keeping our focus on achieving our strategic plans and delivering strong results.

10. Will there be layoffs as a result of this merger?

This strategy is all about growth. The acquisition of Mavenir will expand Mitel into an adjacent market. It’s a complementary, new area for Mitel. As a result, there will be little overlap, and there will be a need for the skills that employees in both organizations can contribute. There are no layoffs planned as a result of this acquisition.

11. When can I start to reach out to my counterparts at Mavenir?

During the period between now and closing, the exchange of information between Mitel and Mavenir can have significant antitrust implications. While some planning for post-acquisition activities must occur, we must avoid “jumping the gun” and acting as one company or coordinating aspects of our business too closely. Until the transaction closes, we must make our business decisions separately from Mavenir, and we should not begin to integrate our business activities. The management team has been provided with a complete briefing memo on these rules. Please consult them if you have any questions about this.

12. What if I get questions from outside the company?

A critical reminder for all staff – proper communication of this announcement to outside the companies, including press, customers, investors, partners and others, is critical. Announcements such as this can be misinterpreted, and competitors will try to spin this to create uncertainty among customers. In addition, any discussion publicly about these matters could be a violation of

U.S. and Canadian securities laws.

It is imperative that all employees refrain from commenting on the deal to anyone outside the company. No one other than approved external spokespeople should respond or comment to people in the groups listed above.

Media and analyst inquiries

•	Media Relations – Amy MacLeod amy.macleod@mitel.com

•	Investor Relations – Michael McCarthy michael.mccarthy@mitel.com

•	Industry Analysts – Cynthia Navarro cynthia.navarro@mitel.com

Customer and partner inquiries

•	Wendy Gibson, Americas

•	Duncan Miller and Andy Elliott, International

Important Information for Investors

The exchange offer for the outstanding shares of Mavenir common stock referenced in this [presentation/press release] has not yet commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Mavenir common stock, nor is it a substitute for the registration statement and exchange offer materials that Mitel and its acquisition subsidiary will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the exchange offer. At the time the offer is commenced, Mitel and its acquisition subsidiary will file exchange offer materials on Schedule TO and a registration statement with the SEC, and Mavenir will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. The exchange offer materials (including a Prospectus/Offer to Exchange, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of shares of Mavenir common stock are urged to read these documents when they become available because they will contain important information that holders of Mavenir common stock should consider before making any decision regarding tendering their shares. The Prospectus/Offer to Exchange, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Mavenir common stock at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov. Copies of these documents will also be made available free of charge on Mitel’s website at investor.Mitel.com or by contacting Mitel’s Investor Relations Department at 469-574-8134. Copies of the documents filed with the SEC by Mavenir will be available free of charge on Mavenir’s website at www.investor.mavenir.com or by contacting Mavenir’s Investor Relations Department at 469-916-4393x5080.

In addition to the Prospectus/Offer to Exchange, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Mitel and Mavenir file annual, quarterly and special reports and other information with the SEC. You may read and copy any reports or other information filed by Mitel or Mavenir at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Mitel’s and Mavenir’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Forward Looking Statements

Some of the statements in this message are forward-looking statements (or forward-looking information) within the meaning of applicable U.S. and Canadian securities laws. These include statements using the words believe, target, outlook, may, will, should, could, estimate, continue, expect, intend, plan, predict, potential, project and anticipate, and similar statements which do not describe the present or provide information about the past. There is no guarantee that the expected events or expected results will actually occur. Such statements reflect the current views of management of Mitel and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, operational and other factors. Any changes in these assumptions or other factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to Mitel, or persons acting on its behalf, and are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the integration of Mavenir and the ability to recognize the anticipated benefits from the acquisition of Mavenir; the ability to obtain required regulatory approvals for the exchange offer and merger, the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the expected benefits of the acquisition of Mavenir; the risk that the conditions to the exchange offer or merger are not satisfied on a timely basis or at all and the failure of the exchange offer or merger to close for any other reason; risks relating to the value of the Mitel common shares to be issued in connection with the exchange offer and merger; the anticipated size of the markets and continued demand for Mitel and Mavenir products and the impact of competitive products and pricing that could result from the announcement of the acquisition of Mavenir; access to available financing on a timely basis and on reasonable terms, including the refinancing of Mitel’s debt to fund the cash portion of the consideration in connection with the exchange offer and merger; Mitel’s ability to achieve or sustain profitability in the future since its acquisition of Aastra; fluctuations in quarterly and annual revenues and operating results; fluctuations in foreign exchange rates; current and ongoing global economic instability, political unrest and related sanctions, particularly in connection with the Ukraine and the Middle East; intense competition; reliance on channel partners for a significant component of sales; dependence upon a small number of outside contract manufacturers to manufacture products; and, Mitel’s ability to implement and achieve its business strategies successfully. Additional risks are described under the heading “Risk Factors” in Mitel’s Annual Report on Form 10-K for the year ended December 31, 2014, filed with the SEC on February 26, 2015, and in Mavenir’s Annual Report on Form 10-K for the year ended December 31, 2014 to be filed with the SEC. Forward-looking statements speak only as of the date they are made. Except as required by law, Mitel does not have any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

We are excited to update you on news just released that Mitel has entered into a definitive agreement to acquire Mavenir Systems (NYSE : MVNR), a leading provider of software-based networking solutions for mobile carriers.

Read the full press release

Growth and Opportunity

As you know, Mitel has a focused growth strategy which includes ongoing development of our industry leading portfolio of business communications solutions, as well as an active mergers and acquisitions program. As a result of that strategy, Mitel has emerged as a global, growing, billion dollar market leader with #1 market share in EMEA, #3 market share in North America and #1 market share in cloud communications.

With the announcement today, Mitel proposes to take what we believe is another natural, strategic and transformational step into the adjacent mobile space, positioning our company, customers and partners to capitalize on the growth opportunity created by fixed-mobile convergence and the introduction of IP mobile services.

The combination of Mitel and Mavenir could create exciting opportunities for our customers worldwide. This acquisition brings complementary technologies to the table, with a uniquely differentiated “triple play” comprising enterprise, cloud and mobile communication services. This could put Mitel at the core of future enterprise communication strategies driven by the increasing convergence of the consumer and enterprise mobile worlds (for example, BYOD / CYOD mobile strategies).

The acquisition is expected to be completed later this year. While we believe it will result in exciting opportunities, it is important to stress that in the meantime it is very much “business as usual”, with both companies operating independently. If you have any queries on this communication, please contact your Mitel Account Manager or Mitel channel partner.

Rich McBee

President and Chief Executive Officer

Mitel

Important Information for Investors

The exchange offer for the outstanding shares of Mavenir common stock referenced in this [presentation/press release] has not yet commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Mavenir common stock, nor is it a substitute for the registration statement and exchange offer materials that Mitel and its acquisition subsidiary will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the exchange offer. At the time the offer is commenced, Mitel and its acquisition subsidiary will file exchange offer materials on Schedule TO and a registration statement with the SEC, and Mavenir will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. The exchange offer materials (including a Prospectus/Offer to Exchange, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of shares of Mavenir common stock are urged to read these documents when they become available because they will contain important information that holders of Mavenir common stock should consider before making any decision regarding tendering their shares. The Prospectus/Offer to Exchange, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Mavenir common stock at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov. Copies of these documents will also be made available free of charge on Mitel’s website at investor.Mitel.com or by contacting Mitel’s Investor Relations Department at 469-574-8134. Copies of the documents filed with the SEC by Mavenir will be available free of charge on Mavenir’s website at www.investor.mavenir.com or by contacting Mavenir’s Investor Relations Department at 469-916-4393x5080.

In addition to the Prospectus/Offer to Exchange, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Mitel and Mavenir file annual, quarterly and special reports and other information with the SEC. You may read and copy any reports or other information filed by Mitel or Mavenir at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Mitel’s and Mavenir’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Forward Looking Statements

Some of the statements in this message are forward-looking statements (or forward-looking information) within the meaning of applicable U.S. and Canadian securities laws. These include statements using the words believe, target, outlook, may, will, should, could, estimate, continue, expect, intend, plan, predict, potential, project and anticipate, and similar statements which do not describe the present or provide information about the past. There is no guarantee that the expected events or expected results will actually occur. Such statements reflect the current views of management of Mitel and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, operational and other factors. Any changes in these assumptions or other factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to Mitel, or persons acting on its behalf, and are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the integration of Mavenir and the ability to recognize the anticipated benefits from the acquisition of Mavenir; the ability to obtain required regulatory approvals for the exchange offer and merger, the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the expected benefits of the acquisition of Mavenir; the risk that the conditions to the exchange offer or merger are not satisfied on a timely basis or at all and the failure of the exchange offer or merger to close for any other reason; risks relating to the value of the Mitel common shares to be issued in connection with the exchange offer and merger; the anticipated size of the markets and continued demand for Mitel and Mavenir products and the impact of competitive products and pricing that could result from the announcement of the acquisition of Mavenir; access to available financing on a timely basis and on reasonable terms, including the refinancing of Mitel’s debt to fund the cash portion of the consideration in connection with the exchange offer and merger; Mitel’s ability to achieve or sustain profitability in the future since its acquisition of Aastra; fluctuations in quarterly and annual revenues and operating results; fluctuations in foreign exchange rates; current and ongoing global economic instability, political unrest and related sanctions; intense competition; reliance on channel partners for a significant component of sales; dependence upon a small number of outside contract manufacturers to manufacture products; and, Mitel’s ability to implement and achieve its business strategies successfully. Additional risks are described under the heading “Risk Factors” in Mitel’s Annual Report on Form 10-K for the year ended December 31, 2014, filed with the SEC on February 26, 2015, and in Mavenir’s Annual Report on Form 10-K for the year ended December 31, 2014 to be filed with the SEC. Forward-looking statements speak only as of the date they are made. Except as required by law, Mitel does not have any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

Mitel moves to acquire Mavenir-EML-1503-UKUG

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We are excited to update you on news just released that Mitel has entered into a definitive agreement to acquire Mavenir Systems (NYSE : MVNR), a leading provider of software-based networking solutions for mobile carriers.

Read the full press release

Growth and Opportunity

As you know, Mitel has a focused growth strategy which includes ongoing development of our industry leading portfolio of business communications solutions, as well as an active mergers and acquisitions program. As a result of that strategy, Mitel has emerged as a global, growing, billion dollar market leader with #1 market share in EMEA, #3 market share in North America and #1 market share in cloud communications.

With the announcement today, Mitel proposes to take what we believe is another natural, strategic and transformational step into the adjacent mobile space, positioning our company, customers and partners to capitalize on the growth opportunity created by fixed-mobile convergence and the introduction of IP mobile services.

The combination of Mitel and Mavenir could create exciting growth opportunities for our channel partners and carrier partners worldwide as the mobile and enterprise unified communications markets converge. For example, for our partners who work with either Mitel or Mavenir today (or both), this acquisition brings complementary technologies to the table and an excellent opportunity to drive true convergence, with a uniquely differentiated “triple play” offer comprising enterprise, cloud and mobile communication services. This could put Mitel at the core of future services driven by the increasing convergence of the consumer and enterprise mobile worlds (for example, BYOD / CYOD mobile strategies). By offering an integrated mobile, cloud and enterprise communications suite, Mitel could potentially help partners develop deeper enterprise customer relationships and grow their enterprise revenues.

The acquisition is expected to be completed later this year. While we believe it will result in exciting opportunities, it is important to stress that in the meantime it is very much “business as usual”, with both companies operating independently. If you have any queries on this communication, please contact your Mitel Channel Account Manager.

Rich McBee

President and Chief Executive Officer

Mitel

Important Information for Investors

The exchange offer for the outstanding shares of Mavenir common stock referenced in this [presentation/press release] has not yet commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Mavenir common stock, nor is it a substitute for the registration statement and exchange offer materials that Mitel and its acquisition subsidiary will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the exchange offer. At the time the offer is commenced, Mitel and its acquisition subsidiary will file exchange offer materials on Schedule TO and a registration statement with the SEC, and Mavenir will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. The exchange offer materials (including a Prospectus/Offer to Exchange, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of shares of Mavenir common stock are urged to read these documents when they become available because they will contain important information that holders of Mavenir common stock should consider before making any decision regarding tendering their shares. The Prospectus/Offer to Exchange, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Mavenir common stock at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov. Copies of these documents will also be made available free of charge on Mitel’s website at investor.Mitel.com or by contacting Mitel’s Investor Relations Department at 469-574-8134. Copies of the documents filed with the SEC by Mavenir will be available free of charge on Mavenir’s website at www.investor.mavenir.com or by contacting Mavenir’s Investor Relations Department at 469-916-4393x5080.

In addition to the Prospectus/Offer to Exchange, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Mitel and Mavenir file annual, quarterly and special reports and other information with the SEC. You may read and copy any reports or other information filed by Mitel or Mavenir at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Mitel’s and Mavenir’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Forward Looking Statements

Some of the statements in this message are forward-looking statements (or forward-looking information) within the meaning of applicable U.S. and Canadian securities laws. These include statements using the words believe, target, outlook, may, will, should, could, estimate, continue, expect, intend, plan, predict, potential, project and anticipate, and similar statements which do not describe the present or provide information about the past. There is no guarantee that the expected events or expected results will actually occur. Such statements reflect the current views of management of Mitel and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, operational and other factors. Any changes in these assumptions or other factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to Mitel, or persons acting on its behalf, and are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the integration of Mavenir and the ability to recognize the anticipated benefits from the acquisition of Mavenir; the ability to obtain required regulatory approvals for the exchange offer and merger, the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the expected benefits of the acquisition of Mavenir; the risk that the conditions to the exchange offer or merger are not satisfied on a timely basis or at all and the failure of the exchange offer or merger to close for any other reason; risks relating to the value of the Mitel common shares to be issued in connection with the exchange offer and merger; the anticipated size of the markets and continued demand for Mitel and Mavenir products and the impact of competitive products and pricing that could result from the announcement of the acquisition of Mavenir; access to available financing on a timely basis and on reasonable terms, including the refinancing of Mitel’s debt to fund the cash portion of the consideration in connection with the exchange offer and merger; Mitel’s ability to achieve or sustain profitability in the future since its acquisition of Aastra; fluctuations in quarterly and annual revenues and operating results; fluctuations in foreign exchange rates; current and ongoing global economic instability, political unrest and related sanctions; intense competition; reliance on channel partners for a significant component of sales; dependence upon a small number of outside contract manufacturers to manufacture products; and, Mitel’s ability to implement and achieve its business strategies successfully. Additional risks are described under the heading “Risk Factors” in Mitel’s Annual Report on Form 10-K for the year ended December 31, 2014, filed with the SEC on February 26, 2015, and in Mavenir’s Annual Report on Form 10-K for the year ended December 31, 2014 to be filed with the SEC. Forward-looking statements speak only as of the date they are made. Except as required by law, Mitel does not have any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

Mitel moves to acquire Mavenir-EML-1503-APAC

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Mitel acquisition of Maviner appears to expansion into net new area. Expanded opportunity for sales to SPs.

Mitel to acquire Mavenir for $560M in cash and stock

Mar 2 2015, 06:10 ET | About: Mitel Networks Corporation (MITL) | By: Eli Hoffmann, SA News Editor

Mitel (NASDAQ:MITL) will acquire Mavenir (NYSE:MVNR) for cash and stock worth $17.94/share based on Friday’s close—a 23% premium.

For Mitel, which primarily serves the enterprise with UC (unified communications), the deal expands its footprint to more than 130 service providers and mobile operators, including 15 of the top 20 mobile operators worldwide. It says acquiring the VoLTE and RCS pioneer will expand its total addressable market by approximately $14B by 2018. (LightReading)

A webcast, at 8:30 AM ET, can be heard here.

Here are the presentation slides

Press release

Note: On Jan. 13, SA author Ben Axler recommended Mavenir as his top long idea for 2015 and beyond.

NEWS RELEASE

Mitel announces definitive agreement to acquire Mavenir

Creates a global leader in converged IP communications for enterprises, service providers and mobile operators

•	Solidifies comprehensive portfolio of unified communications (UCC) and rich communications services (RCS) across fixed and mobile environments

•	Significantly expands Mitel’s addressable market and capitalizes on immediate growth of Voice over LTE (VoLTE) as mobile carriers make the move to all IP and 4G services

•	Adds a new high-growth business unit for Mitel delivering collaboration services across mobile and enterprise networks

•	Expands Mitel’s service provider and mobile operator footprint to over 130 service providers and mobile operators, including 15 of the top 20 mobile carriers worldwide, covering 2 billion subscribers

BARCELONA, Spain – March 2, 2015 – Mitel® (Nasdaq:MITL) (TSX:MNW), a global leader in business communications, and Mavenir Systems (NYSE:MVNR), a leading provider of software-based networking solutions for mobile carriers, today announced that that they have entered into a definitive merger agreement in which Mitel will acquire all of the outstanding shares of Mavenir common stock in a cash and stock deal valued at approximately $560 million. Under the terms of the merger agreement, Mitel will commence an exchange offer pursuant to which Mavenir stockholders will be entitled to elect to receive either all-cash or all-stock consideration for each share of Mavenir common stock, subject to proration, in either case with a value of $11.08 plus 0.675 of a Mitel common share, or $17.94 based on the closing price of a Mitel common share on February 27, 2015.

Capitalizing on growth as markets converge around enterprise and mobile IP unified communications

The transition to LTE has hit an inflection point, with carriers around the world beginning to transition to all-IP 4G mobile, unlocking the potential for more efficient delivery of high quality voice services, new rich communications services, and new revenue sources for mobile carriers. With the acquisition of Mavenir, Mitel expects to expand its total addressable market by approximately $14B by 2018*, and be well positioned to capitalize on increasing demand for 4G LTE services, which is growing at approximately 52% annually (CAGR).

*	Source: DellOro, Infonetics, Markets&Markets.

“Mitel is a leader in enterprise and cloud communications, markets in which mobility is becoming increasingly influential. With wireless adoption of IP and 4G LTE and demand for next gen mobile services ramping quickly, we see a compelling opportunity to capitalize on a major market transition to add a high-growth mobile business to Mitel,” said Rich McBee, President and CEO of Mitel. “We believe the combination of Mitel and Mavenir creates a powerful new value proposition for enterprises and mobile service providers, using a common IP technology layer as the foundation for convergence, growth and competitive differentiation.”

With an established footprint of over 130 mobile customers including 15 of the top 20 mobile carriers worldwide, Mavenir is a leader in 4G LTE mobile solutions helping to define the market with a series of industry firsts, including: the world’s first live network deployments of Voice over LTE (VoLTE) and RCS5 with MetroPCS (now T-Mobile); the first mobile network deployment of IMS-based VoWi-Fi (Wi-Fi calling) with T-Mobile US; and the first implementation of Virtualized RCSe with Deutsche Telekom. The deal provides Mavenir the financial and operational footprint to drive further market expansion of the company’s award-winning mobile solutions.

“The move to all-IP LTE mobile networks has created a unique opportunity for service providers to leverage a converged all-IP network to offer feature-rich business and consumer communication services to any device, anywhere, on any access network,” said Pardeep Kohli, President and CEO, of Mavenir. “We believe that the combined company is ideally positioned to capitalize on the trends within the communications industry today; namely, the convergence across enterprise and mobile networks to all-IP technologies, and the transition to cloud-based unified communications telephony and software-defined virtualized infrastructure.”

Upon closing of the transaction, Mavenir will become the mobile business division of Mitel, operating under the brand Mavenir. Pardeep Kohli will join Mitel in the role of President, Mavenir, reporting to Rich McBee.

Transaction Details

In connection with the execution of the merger agreement, certain of Mavenir’s significant stockholders, who collectively hold approximately 45% of the outstanding shares of Mavenir common stock, have entered into tender support agreements with Mitel pursuant to which they have agreed to tender their shares to Mitel’s offer. Mitel intends to finance the cash portion of the consideration for the acquisition, and the refinancing of its existing credit facilities and those of Mavenir, using a combination of cash on hand and proceeds from new senior secured credit facilities (which will consist of a senior secured term loan and revolving credit facility), and has received financing commitments from BofA Merrill Lynch and Credit Suisse AG of approximately

$700 million in the aggregate. Closing of the transaction is subject to Mavenir stockholders having tendered shares representing at least a majority of the outstanding shares of Mavenir common stock on a fully diluted basis, certain regulatory and stock exchange approvals and other customary conditions. Upon completion of the exchange offer Mitel expects to complete a short-form merger, which will not require approval of Mavenir’s stockholders, to cancel any shares of Mavenir common stock not tendered to its offer in exchange for the merger consideration. The transaction will not require approval of Mitel’s shareholders and is expected to be completed in the second quarter of 2015.

BofA Merrill Lynch is acting as financial advisor and Paul, Weiss, Rifkind, Wharton & Garrison LLP and Osler, Hoskin & Harcourt LLP are acting as legal counsel to Mitel and White & Case LLP is acting as legal counsel to BofA Merrill Lynch and Credit Suisse, the lead arrangers of the financing. Morgan Stanley is acting as financial advisor and Andrews Kurth LLP and Davis Polk & Wardwell LLP are acting as legal counsel to Mavenir.

Important Information for Investors

The exchange offer for the outstanding shares of Mavenir common stock referenced in this press release has not yet commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Mavenir common stock, nor is it a substitute for the registration statement and exchange offer materials that Mitel and its acquisition subsidiary will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the exchange offer. At the time the offer is commenced, Mitel and its acquisition subsidiary will file exchange offer materials on Schedule TO and a registration statement with the SEC, and Mavenir will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. The exchange offer materials (including a Prospectus/Offer to Exchange, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of shares of Mavenir common stock are urged to read these documents when they become available because they will contain important information that holders of Mavenir common stock should consider before making any decision regarding tendering their shares. The Prospectus/Offer to Exchange, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Mavenir common stock at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov. Copies of these documents will also be made available free of charge on Mitel’s website at investor.Mitel.com or by contacting Mitel’s Investor Relations Department at 469-574-8134. Copies of the documents filed with the SEC by Mavenir will be available free of charge on Mavenir’s website at www.investor.mavenir.com or by contacting Mavenir’s Investor Relations Department at 469-916-4393x5080.

In addition to the Prospectus/Offer to Exchange, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Mitel and Mavenir file annual, quarterly and special reports and other information with the SEC. You may read and copy any reports or other information filed by Mitel or Mavenir at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Mitel’s and Mavenir’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Forward Looking Statements

Some of the statements in this press release are forward-looking statements (or forward-looking information) within the meaning of applicable U.S. and Canadian securities laws. These include statements using the words believe, target, outlook, may, will, should, could, estimate, continue, expect, intend, plan, predict, potential, project and anticipate, and similar statements which do not describe the present or provide information about the past. There is no guarantee that the expected events or expected results will actually occur. Such statements reflect the current views of management of Mitel and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, operational and other factors. Any changes in these assumptions or other factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to Mitel, or persons acting on its behalf, and are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the integration of Mavenir and the ability to recognize the anticipated benefits from the acquisition of Mavenir; the ability to obtain required regulatory approvals for the exchange offer and merger, the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the expected benefits of the acquisition of Mavenir; the risk that the conditions to the exchange offer or merger are not satisfied on a timely basis or at all and the failure of the exchange offer or merger to close for any other reason; risks relating to the value of the Mitel common shares to be issued in connection with the exchange offer and merger; the anticipated size of the markets and continued demand for Mitel and Mavenir products and the impact of competitive products and pricing that could result from the announcement of the acquisition of Mavenir; access to available financing on a timely basis and on reasonable terms, including the refinancing of Mitel’s debt to fund the cash portion of the consideration in connection with the exchange offer and merger; Mitel’s ability to achieve or sustain profitability in the future since its acquisition of Aastra; fluctuations in quarterly and annual revenues and operating results; fluctuations in foreign exchange rates; current and ongoing global economic instability, political unrest and related sanctions; intense competition; reliance on channel partners for a significant component of sales; dependence upon a small number of outside contract manufacturers to manufacture products; and, Mitel’s ability to implement and achieve its business strategies successfully. Additional risks are described under the heading “Risk Factors” in Mitel’s Annual Report on Form 10-K for the year ended December 31, 2014, filed with the SEC on February 26, 2015, and in Mavenir’s Annual Report on Form 10-K for the year ended December 31, 2014 to be filed with the SEC. Forward-looking statements speak only as of the date they are made. Except as required by law, Mitel does not have any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

Conference Call Information

Mitel will host a conference call and webcast accompanied by slides on March 2, 2015 at 8:30 a.m. ET.

To access via tele-conference, please dial (888) 734-0328. Participants dialing in from outside of Canada and the United States can dial (678) 894-3054. The playback will be made available two hours after the event at (404) 537-3406 using access code 98007336. To access the webcast please use this link: http://investor.mitel.com/events.cfm.

Presentation slides will be available on March 2, 2015 at 8:00 am ET. To access the presentation slides, please go to the Investor Relations section of Mitel’s website at www.mitel.com or use this link: http://investor.mitel.com/events.cfm.

Live internet access and a replay for this call will be available through the Investor Relations section of Mitel’s website at www.mitel.com.

MITL-F

About Mitel

Powering more than 2 billion connections every day, Mitel (NASDAQ: MITL; TSX: MNW) helps businesses connect, collaborate and take care of their customers. That includes more than 33 million cloud connections daily, making Mitel the world’s fastest growing provider of cloud communications. Our business communications experts serve more than 60 million users with over 2500 channel partners in more than 100 countries. We have #1 market share in EMEA and have been identified by top industry analyst firms as a business communications leader. For more information, go to www.mitel.com and follow us on Twitter @Mitel.

Mitel is the registered trademark of Mitel Networks Corporation.

All other trademarks are the property of their respective owners.

About Mavenir

Mavenir Systems (NYSE: MVNR) provides software-based mobile networking solutions that enable service providers to deliver next generation services over 4G LTE networks. Mavenir™ has a fully virtualized end to end portfolio of Voice/Video, Messaging and Mobile Core products that include IP Multimedia Subsystem (IMS), Evolved Packet Core (EPC) and Session Border Controller (SBC). Mavenir’s solutions, based on the award-winning mOne® software platform, leverage NFV and SDN technologies for mobile network deployments on cloud-based infrastructure.

© 2014 Mavenir Systems, Inc. All rights reserved. Mavenir Systems®, mOne®, AirMessenger®, Mavenir™, mStore™, mCloud™, and Transforming Mobile Networks™ are trademarks of Mavenir Systems, Inc. www.mavenir.com

Mitel Contact Information

Amy MacLeod (media), 613-592-2122 x71245, amy.macleod@mitel.com

Cynthia Navarro (industry analysts), 469-574-8113, cynthia.navarro@mitel.com

Michael McCarthy (investor relations), 469-574-8134, michael.mccarthy@mitel.com

Mavenir Contact Information

Maryvonne Tubb (media/IR), +1 469 916 4393, mtubb@mavenir.com